UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24

6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Luxoft Holding, Inc Amended and Restated 2014 Incentive Compensation Plan

On November 10, 2015, the Board of Directors of Luxoft Holding, Inc (“we” or the “Company”) adopted an amendment to the Luxoft Holding, Inc 2014 Incentive Compensation Plan.  The Luxoft Holding, Inc Amended and Restated 2014 Incentive Compensation Plan (the “Amended Plan”) became effective on November 26, 2015, the earliest date on which the Amended Plan was approved by the requisite vote of our shareholders, by written resolution.  A copy of the proposed shareholders’ resolution was attached as Exhibit 99.1 to the Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2015. A copy of the Amended Plan was attached as Exhibit 99.2 to the Form 6-K furnished to the SEC on November 25, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: December 9, 2015	By:	/s/ Dmitry Loshchinin
Name: Dmitry Loshchinin
Title: Chief Executive Officer